Exhibit 99.1

Record data center operations at 111°F (44°C)

Appointment of Sunita Parasuraman to Board of Directors

Key Highlights1

Key metrics[2]	Jul-23
Average operating hashrate (PH/s)	5,562
Bitcoin mined	423
Mining revenue (US$’000)	12,660
Electricity costs (US$’000)	6,552
Revenue per Bitcoin (US$)	29,939
Electricity costs per Bitcoin (US$)	15,494

•	Corporate:
•	Record data center operations at 111°F (44°C) intake temperatures
o	Maintained stable hashrate through extreme temperatures
o	Demonstrates Iris Energy’s industry-leading data centers
o	Further validates proprietary air-cooled data center design
•	Appointment of Sunita Parasuraman to Board of Directors
o	Senior technology executive, previous experience with Meta (Facebook), VMware, Genentech, and Apple
•	Operations (for the month of July 2023):
•	Average operating hashrate of 5,562 PH/s (flat vs. June)
•	Monthly operating revenue of US$12.7 million (+9% vs. June)
•	423 Bitcoin mined (-1% vs. June)
•	~US$0.2 million of estimated power sales at Childress via automated algorithm (~6 Bitcoin equivalent)[3]
•
Higher electricity costs per Bitcoin ($15.5k vs. $13.0k in June) primarily attributable to higher prices at Childress during the month (typically higher during summer months) and reduced market volatility (lower energy trading proceeds). The Company retains flexibility to reduce future power costs through adjusting miner output in response to changes in mining economics

•	Construction:
•	Childress (Phase 1: 100MW – Texas, USA)
o	20MW data center operating
o	Civil works for remaining 80MW scheduled to commence in August

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 Represents unaudited estimated power credits (primarily driven by curtailment) under hedge contracts (based on current meter data and average quarter hour spot prices) and are reflected within the electricity costs. Bitcoin equivalent calculated by dividing the estimated power credits by the average revenue per Bitcoin of $29,939 for the month of July. Current internal estimate as monthly electricity invoices have not yet been issued for Childress.

Corporate update

Appointment of Sunita Parasuraman to Board of Directors

On July 18, 2023, the Company announced the appointment of Sunita Parasuraman to its Board of Directors. Ms. Parasuraman will also serve as Chair of the Audit and Risk Committee. During her career as a senior technology executive, Ms. Parasuraman has built and scaled world-class teams at Meta (Facebook), VMware, Genentech, and Apple.

Ms. Parasuraman currently serves on the Board of Baldwin Risk Partners (NASDAQ: BRP), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Cyber Risk Committees.

The full announcement can be accessed via the following link.

Livewire Markets, David Bartholomew on ‘The Pitch’

David Bartholomew (Independent Chair) participated in a two-part video series with Livewire Markets to discuss the Company’s infrastructure business model, alternate use cases for its data centers (e.g. HPC and AI), the economics of Bitcoin mining and the attributes that set Iris Energy apart.

The video series can be accessed via the followings links: Video 1 and Video 2.

Canaccord Genuity 43rd Annual Growth Conference

Bom Shin (Head of Capital Markets) is scheduled to participate in a fireside chat with Joseph Vafi (Managing Director, Equity Research) on Wednesday, August 9 at 4.00pm Eastern Time.

The fireside chat will be recorded, and the replay accessible shortly after the event via the following link.

Mr. Shin will also be available for 1x1 meetings with investors. For more information about the conference or to request a 1x1 meeting, please contact a Canaccord Genuity representative.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception4.

The project achieved average monthly operating hashrate of 825 PH/s in July compared to 831 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception4.

The project achieved average monthly operating hashrate of 2,583 PH/s in July compared to 2,572 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception4.

The project achieved average monthly operating hashrate of 1,592 PH/s in July compared to 1,608 PH/s last month. During the month, the team conducted scheduled maintenance at Prince George (reliability testing of the 25kV cables between the substation and switchgear occurred on July 12-13).

Childress update (0.6 EH/s, 20MW operating / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 562 PH/s in July compared to 577 PH/s last month.

The data center at Childress successfully maintained stable hashrate at intake temperatures of up to ~111°F (~44°C) (see chart below), further validating the Company’s industry-leading proprietary air-cooled data center design.

4 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

The Company’s ability to operate in Texas through extreme temperatures demonstrates the quality of our proprietary data centers, allowing us to enhance the operating environment of our hardware (and thereby extend asset life). This also provides true optionality to transition between mining Bitcoin and energy trading to optimize profitability, in contrast to operators who may be forced to curtail at high temperatures regardless of energy market conditions (i.e. due to operational limitations).

Construction of the remaining 80MW is underway for Phase 1 (first 100MW), with civil works scheduled to commence in August.

The Company’s significant upfront investment in key infrastructure also provides a rapid, efficient and near-term growth pathway for the subsequent 500MW of 600MW power capacity at the site.

Childress – operational 20MW data center	Childress – aerial view of the 600MW site

Community engagement

Canal Flats is pleased to advise it has renewed its sponsorship of the Columbia Valley Rockies Hockey team for the 2023/2024 season. A sponsorship of C$10,000 will go towards supporting the local youth for what is looking to be another exciting hockey season.

Applications have now closed for the 2023 Community Grants Programs for Mackenzie and Prince George. The Company is currently reviewing submissions and successful recipients are expected to be announced in the coming months.

Applications are currently being accepted for the 2023 Community Grants Program for Childress, with Iris Energy to invest up to US$100,000 into local non-profit organizations in the community.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate capacity that can power growth beyond the Company’s 760MW of announced capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 5,562 PH/s in July (compared to 5,587 PH/s in June) with the marginal decrease primarily attributable to scheduled maintenance at Prince George (reliability testing of the 25kV cables between the substation and switchgear occurred on July 12-13). The decrease in Bitcoin mined (423 vs. 428 in June) was primarily attributable to a decrease in network transaction fees and an increase in network difficulty. The increase in electricity costs per Bitcoin ($15.5k vs. $13.0k in June) was primarily attributable to higher prices at Childress (typically higher during summer months) and reduced market volatility (lower energy trading proceeds), noting the Company retains flexibility to reduce future power costs through adjusting miner output in response to changes in mining economics.

Operating	May-23	Jun-23	Jul-23
Renewable energy usage (MW)[5]	167	169	170
Avg operating hashrate (PH/s)	5,510	5,587	5,562

Financial (unaudited)[2]	May-23	Jun-23	Jul-23
Bitcoin mined	508	428	423
Mining revenue (US$’000)	13,526	11,653	12,660
Electricity costs (US$’000)	6,056	5,572	6,552
Revenue per Bitcoin (US$)	26,628	27,211	29,939
Electricity costs per Bitcoin (US$)	11,922	13,011	15,494

Site	Capacity (MW)	Capacity (EH/s)[6]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	80	3.5[7]	Early 2024[8]	Under construction
Total (Canada & USA)	260	9.1

5 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress. Canal Flats, Mackenzie and Prince George have been powered by 100% renewable energy since inception of which approximately 97% is directly from renewable energy sources; approximately 3% is from the purchase of RECs. Childress has been powered by 100% renewable energy since inception via the purchase of RECs.
6 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners.
7 Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for purchase opportunities. Hashrate figures may change depending on miner procurement selection.
8 Indicative timing for completion of data centers.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation or availability of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of July 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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